

Tommy Richardson, Jr. · 3rd

Always Ready!

Las Vegas, Nevada, United States · 500+ connections ·

Contact info



Teammate, Consultant and Advisory

Southern Illinois University Carbondale

Experience

IT, Operations, Visionary Development, Consultancy, Advisory

Teammate, Consultant and Advisory

Jan 2017 – Present · 4 yrs 3 mos

Las Vegas, Nevada Area

Working with projects, companies and advisory teams focused on:
-Execution of IT business systems to achieve operational and marketing efficiency
-Social system investment and ROI
-Strategic planning, business analysis and system design
-International diversity program development
-Start-up and fundraising advisory

Tommy has a proven track record of putting 'niche' diverse teams together to grow ...see more

Co-Founder & COO

Social Media Gateways

Jan 2012 – Present · 9 yrs 3 mos

Palo Alto, Las Vegas areas

Tommy is a visionary, focused on organization-wide operations, diversity, growth, execution and fundraising initiatives.

...see more

SSNAPP is a recent Award Winning solution that enables brands to activate the infl...



Principal, Business Development & Operations
Zorate LLC

2008 – 2011 · 3 yrs

Part of the Executive Development Team of Zorate.com



Sr. Executive Tecnhical Sales Consultant
Agilysys

Jun 2005 – Jul 2010 · 5 yrs 2 mos

Managed exclusive c-suite relationships. Responsible for innovation pre-sales strategies and initiatives to cross-industry major accounts in the hospitality, and entertainment verticals.

Creative Entertainment Consultant
LV/CHI Entertainment

2008 – 2010 · 2 yrs

Developed strategic growth teams.

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Education



Southern Illinois University, Carbondale
B.S., Minor - Communications R.T. Audio Production, Information Systems Technology
2000 – 2005
Activities and Societies: *Director of Travel - Student Programing Council *Member - NABJ



Swansea University
2003 – 2003

*University Basketball Team - Co-Captain
*Student Union - International Diversity Leader



Florida State University
Resort Management - Certification
2002 – 2002

*Disney & Dedman School of Hospitality - Pioneer Resort Management Program
*Minor - Business Marketing & Management

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